Pieris Pharmaceuticals, Inc.

225 Franklin Street, 26th Floor

Boston, MA 02110

November 7, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Gary Newberry
Vanessa Robertson
Lauren Hamill
Laura Crotty

Re:	Pieris Pharmaceuticals, Inc.
Registration Statement on Form S-4, as amended
File No. 333-281459
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Pieris Pharmaceuticals, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-281459), as amended (the “Registration Statement”), so that the Registration Statement may become effective at 5:00 p.m. Eastern Time on Friday, November 8, 2024, or as soon as possible thereafter.

The Registrant hereby authorizes Jeffrey D. Cohan, Esq. of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. to orally modify or withdraw this request for acceleration.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Mr. Cohan at (212) 692-6710 and that such effectiveness also be confirmed in writing. Any questions regarding this request may be addressed to Mr. Cohan.

Very truly yours,

PIERIS PHARMACEUTICALS, INC.

By:	/s/ Stephen Yoder
Name: Stephen Yoder
Title: Chief Executive Officer

Cc:	William C. Hicks, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Marc D. Mantell, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Jeffrey D. Cohan, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Christopher Miller, Esq., Troutman Pepper Hamilton Sanders LLP

Joseph Walsh, Esq., Troutman Pepper Hamilton Sanders LLP